Annual Report

Cover Page

Name of issuer:

The Block Distilling Company, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CO

Date of organization: 8/5/2015

Physical address of issuer:

2990 Larimer ST
Denver CO 80205

Website of issuer:

http://theblockdistillingco.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$4,790,449.00	$1,924,756.00
Cash & Cash Equivalents:	$33,291.00	$39,655.00
Accounts Receivable:	$19,923.00	$16,589.00
Short-term Debt:	$38,563.00	$29,258.00
Long-term Debt:	$2,945,316.00	$427,996.00
Revenues/Sales:	$1,077,525.00	$950,784.00
Cost of Goods Sold:	$297,334.00	$230,084.00
Taxes Paid:	$7,095.00	$5,072.00
Net Income:	($717,436.00)	($543,196.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

The Block Distilling Company, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Late Annual Report

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Michelle Weaver	self employed	The Block Distilling Co	2015
Kameron Weaver	self employed	The Block Distilling Co	2015
Kraig Weaver	self employed	The Block Distilling Co	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kraig Weaver	Managing member	2015
Michelle Weaver	Managing member	2015
Kameron Weaver	Managing member	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Michelle Weaver	454611.0 Common Units	29.3
Kameron Weaver	454611.0 Common Units	29.3
Kraig Weaver	454611.0 Common Units	29.3

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Block Distilling requires a total funding of $650k in order to reach our goal of 6x our distilling capacity. The growth of the company in contingent upon the construction that allows the equipment to become operational. Should this construction halt or fail for any reason it would prevent the increase in spirit volume required to increase our revenues. If we raise less than the required $650k on Wefunder to complete this buildout, we have agreements in place with private personal lenders for short term debt in the event that extra capital is needed.

Disruptions in the Company's manufacturers' systems or losses of manufacturing certifications could adversely affect sales and customer relationships. Any significant disruptions in the Company's operations for any reason, including regulatory requirements, lost certifications, licenses or registrations, power interruptions, fires, hurricanes, war or threats of terrorism, could disrupt our manufacture of products, adversely affecting sales and customer relationships.

Regulatory matters governing our industry could have a significant negative effect on our business. The Company operates in a market subject to governmental regulation. The United States Alcohol and Tobacco Tax and Trade Bureau regulates the manufacture of distilled spirits on the Federal level, and requires the maintenance of a bond before operations begin and while operations continue. TheColorado Department of Revenue, Liquor and Tobacco Enforcement Division regulates the manufacture and sale of distilled spirits on the State level, and should the Company choose to market either craft distilled spirits in other states in the future or ship its spirits to other states, then such activity would alsobe governed by the laws of the applicable states. The Company's projections assume that the Company will be successful in maintaining the requisite licensure. Should the Company violate any of the licensing requirements from time to time, this could prove very costly to the Company and might result in closureof the business. In addition, the Company cannot predict whether new legislation or regulation governing its activities will be enacted by legislative bodies or promulgated by agencies regulating our activities, or what the effect of any such legislation or regulation on our business would be. Any such developments could, however, change or limit the way the Company does business, result in the imposition if additional taxes and/or costs, require reformulation of some products to meet new standards, additional or different labeling or other new requirements. Any such new legislation or regulation, including changes to existing laws and regulations, could have a material adverse effect on our financial position, results of operations or cash flows.

The Company relies on third-party suppliers for ingredients that it cannot manufacture; Cost of expansion of the Distillery may exceeded projections. The Company purchases from third-party suppliers all the ingredients for its products. While the Company believes these ingredients to generally be abundant, suppliers and vendors may not provide these ingredients and products in the quantities requested, in a timely manner or at a price we are willing to pay. An unexpected interruption of supply could materially adversely affect our financial position, results of operations or cash flows. An interruption in supply of key ingredients or packaging components (such as bottles and barrels) that we are unable to remedy could result in our inability to deliver our products on a timely basis, which, in turn, could have a material adverse effect on our financial position, results of operations or cash flows. The anticipated cost of equipment, installation, design and build out of the expansion of the facility may be higher than projected. While Management believes that it has an accurate estimate of the remaining costs to expand the Distillery, there is always a risk that there will be further cost or delay, which could adversely impact investment in the Company.

The Company may incur material product liability claims, which could increase its costs and adversely affect its reputation, revenues and results of operations. As a manufacturer and distributor of products designed for human consumption, the Company may be subject to product liability claims if the use of its products is alleged to have resulted in illness, injury or death. Its ingredients are classified as food items and generally are not subject to pre-market regulatory approval or clearance other than regulation as sale of alcoholic beverages. The Company's products could contain contaminated substances. Any product liability claim against the Company could result in increased costs and could adversely affect its reputation with customers, which in turn could adversely affect its business, results of operations, financial condition and value of its equity

The Company is exposed to risks of operating a retail establishment, as well as risks related to borrowing monies and leasing property.
The tasting room is a retail establishment. There is a risk of injury to its patrons due to disorderly conduct or natural calamity either on premise or due to intoxication while operating a motor vehicle after leaving the tasting room. While the Company maintains general liability insurance and dram shop insurance, there can be no assurances that such insurance coverage will cover all risks or that the amount of insurance will cover all losses for which the Company may be held responsible. The Company has obtained a $350,000 line of credit from Chase Bank, NA, and must adhere to the covenants of its loan agreement as well as pay back the line of credit over time. Any business that is subject to leverage runs the risk that the added debt service obligations of the leverage could impair its ability to operate. In addition, the loan agreement prohibits incurring of additional indebtedness, which could limit the ability to borrow additional monies as necessary to keep the operations in place. The lender has provided the Company verbal assurances that the investor notes will not violate the additional borrowing restrictions, but as of the date of this Memorandum the Company has not received written confirmation to the same. The Company has issued substantial amounts of Investor Notes, Whiskey Notes, one large individual note and has also incurred credit card debt. Failure to generate sufficient capital when these obligations come due to pay them off could result in insolvency for the Company. In addition, should the Company be able to roll over any indebtedness when due, the cost of effecting such a roll over may adversely impact the Company. Similar to the above debt financing is that with a lease in place the Company has an ongoing obligation to remain current with respect to its rent and other lease obligations. Breach of the lease could result in loss of the business.

With limited resources, the Company cannot assure you that it will effectively manage our growth. The Company's growth and expansion plan, which includes expanding product offerings, increasing its customers' base, and ultimately opening additional facilities, requires significant management time and operational and financial resources. There is no assurance that the Company has the operational and financial resources to manage its growth. Failure to adequately manage its growth could have a material adverse effect on business, results of operations and financial condition.

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a signifiant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. the duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

The Company operates in a highly competitive industry, and failure to compete effectively could adversely affect market share, financial condition and growth prospects. The local and national craft distillery markets (both retail establishments and distribution of distilled spirits through wholesale and retail sale of bottled spirits) are highly fragmented. The principal elements of competition in the industry are product quality, price, selection and distribution channel offerings. Due to the numerous distilleries, products and brands in the market, as well as the additional competition caused by lower priced national, regional and local brands, it is becoming increasingly difficult to get name recognition and to differentiate one's products in the market or obtain distribution. The Company may not be able to compete effectively and its attempt to do so may require it to increase marketing and/or reduce prices, which may result in lower margins. Failure to effectively compete could adversely affect market share, revenues and growth prospects.

Investors will experience immediate and substantial dilution in the net tangible book value of the Membership Interests purchased in this Offering. Investors will experience immediate and substantial dilution because the price paid in this Offering will be substantially greater than the net tangible book value per interest of the Membership Interests acquired. This dilution is due in large part to the fact that Common Members paid no cash for their Membership Interests.

The amount and timing of distributions, if any, may vary. There are many factors that can affect the availability and timing of cash distributions paid to Members such as operating expense levels, as well as many other variables. The Company may not generate sufficient Operating Proceeds to pay any distributions to Members. The actual amount and timing of distributions, if any, will be determined by its Managers in their discretion, based on analysis of actual and expected cash flow, capital expenditures and investments, as well as general financial conditions. In addition, to the extent the Company invests in development of products that have significant capital requirements, inventory that requires aging or to fund expansion to additional facilities or expansion of distribution of products, its ability to make distributions may be negatively impacted, especially while raising capital and acquiring assets. If the Company cannot generate sufficient Operating Proceeds to fully fund distributions during any given period, some or all of its distributions for any period may be paid from retained cash flow or from cash flow from investing activities, including the net proceeds from the sale of assets.

Regulatory matters governing our industry could have a significant negative effect on our business. The Company operates in a market subject to governmental regulation. The United States Alcohol and Tobacco Tax and Trade Bureau regulates the manufacture of distilled spirits on the Federal level, and requires the maintenance of a bond before operations begin and while operations continue. TheColorado Department of Revenue, Liquor and Tobacco Enforcement Division regulates the manufacture and sale of distilled spirits on the State level, and should the Company choose to market either craft distilled spirits in other states in the future or ship its spirits to other states, then such activity would alsobe governed by the laws of the applicable states. The Company's projections assume that the Company will be successful in maintaining the requisite licensure. Should the Company violate any of the licensing requirements from time to time, this could prove very costly to the Company and might result in closureof the business. In addition, the Company cannot predict whether new legislation or regulation governing its activities will be enacted by legislative bodies or promulgated by agencies regulating our activities, or what the effect of any such legislation or regulation on our business would be. Any such developments could, however, change or limit the way the Company does business, result in the imposition if additional taxes and/or costs, require reformulation of some products to meet new standards, additional or different labeling or other new requirements. Any such new legislation or regulation, including changes to existing laws and regulations, could have a material adverse effect on our financial position, results of operations or cash flows.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class AA - preferred units	62,441	62,441	No ∨
Class A - preferred units	1,015,000	1,015,000	No ∨
Common Units	1,851,648	1,851,648	Yes ∨
Class AAA - preferred units	936289	936289	No ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Chase Bank
Issue date	12/31/15
Amount	$50,000.00
Outstanding principal plus interest	$19,437.00 as of 02/29/24
Interest rate	5.0% per annum

Maturity date	12/31/25
Current with payments	Yes

LOC

Loan

Lender	Chase
Issue date	09/27/16
Amount	$350,000.00
Outstanding principal plus interest	$111,745.00 as of 02/29/24
Interest rate	5.76% per annum
Maturity date	09/28/25
Current with payments	Yes

Chase SBA loan

Loan

Lender	E.G.
Issue date	12/22/16
Amount	$100,000.00
Outstanding principal plus interest	$117,828.00 as of 02/29/24
Interest rate	2.3% per annum
Maturity date	07/01/31
Current with payments	Yes

EGT Loan

Loan

Lender	Colorado Enterprise Fund
Issue date	10/24/17
Amount	$275,000.00
Outstanding principal plus interest	$179,358.00 as of 02/29/24
Interest rate	10.0% per annum
Maturity date	09/01/32
Current with payments	Yes

Colorado Enterprise Fund SBA loan 2nd

Loan

Lender	3rd party notes
Issue date	12/30/19
Amount	$225,000.00
Outstanding principal plus interest	$167,125.00 as of 03/26/24
Interest rate	20.8% per annum
Maturity date	12/31/21
Current with payments	Yes

3rd party notes

Loan

Lender	SBA
Issue date	05/31/20
Amount	$150,000.00
Outstanding principal plus interest	$162,937.00 as of 02/29/24
Interest rate	3.75% per annum
Maturity date	06/01/50
Current with payments	Yes

EIDL

Loan

Lender	K. Wood
Issue date	03/30/23
Amount	$150,000.00
Outstanding principal plus interest	$155,000.00 as of 02/29/24
Interest rate	4.5% per annum
Maturity date	06/30/37
Current with payments	Yes

K. W.

Loan

Lender	City and County of Denver
Issue date	06/20/23
Amount	$450,000.00
Outstanding principal plus interest	$450,000.00 as of 02/29/24
Interest rate	1.0% per annum
Maturity date	06/20/28
Current with payments	Yes

DEDO

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds

11/2020	Regulation D, Rule 506(b)	Preferred stock	$330,000	General operations
3/2022	Regulation D, Rule 506(b)	Preferred stock	$148,000	General operations
3/2022	Regulation Crowdfunding	Priced Round	$682,128	General operations
9/2023	Regulation D, Rule 506(b)	Preferred stock	$185,033	General operations
2/2024	Regulation D, Rule 506(b)	Preferred stock	$673,483	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	E.G.
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	12/22/16
Outstanding principal plus interest	$117,828.00 as of 02/29/24
Interest rate	2.3% per annum
Maturity date	07/01/31
Current with payments	Yes
Relationship	Grandmother of the owners.

Name	Kurt Weaver
Amount Invested	$148,000.00
Transaction type	Priced round
Issue date	03/30/22
Relationship	father

Name	K. Wood
Amount Invested	$150,000.00
Transaction type	Loan
Issue date	03/30/23
Outstanding principal plus interest	$155,000.00 as of 02/29/24
Interest rate	4.5% per annum
Maturity date	06/30/37
Current with payments	Yes
Relationship	Michelle's mother

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

A Denver distillery making #everydamndrop in house. Fuel our growth into new markets!

Distillation is this beautiful balance of science, art, culinary, and chemistry. Getting nerdy into the details of the operation lets us control the flavor profiles of the spirit. Seeing that spirit go into bottles and then watching our patrons enjoy that drink with each other is the greatest reward we could ask for. Bonding over a good drink.

The Block Distilling Co. is a craft distillery in Denver, CO that makes all of our spirits in house. We make seasonal gin, whiskey, bourbon, vodka, liqueurs, and brandies. We run an onsite tasting room where we sell craft cocktails and bottles. We also self distribute our spirits to Colorado bars, restaurants, and liquor stores.

The increase in production (6x) from this raise will allow us to drive a growth of our wholesale side. We are allowed self distribution in Colorado so we will build a sales team to focus on getting The Block in 300+ accounts around the state. After that we will begin discussions with a distributor to take us into multiple states. Year 3-5 we will be focused on the next goal of adding an additional distillery and tasting room in the foothills of Colorado. These projections cannot be guaranteed.

Milestones

The Block Distilling Company, LLC was incorporated in the State of Colorado in August 2015.

Since then, we have:

- 🥃 Raised $3.4M from angel investors.

- 🥃 Grew double digits 5 out of 6 years. Never had a down year.

- 🥃 Until 2023 demand always outpaced production. Now the volume is there to expand!

- 🥃 This round will focus on expansion outside of Colorado and into 6-10 states! Already underway.

- 🥃 $5.2M in sales since opening. Sold over 300,000 drinks & 100,00 bottles since opening.

- 🥃 All spirits have received prestigious awards by only top rated competitions (SWSC & Ascot)

- 🥃 Family owned, crafted, and operated.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $1,077,525 compared to the year ended December 31, 2021, when the Company had revenues of $950,784. Our gross margin was 72.41% in fiscal year 2022, compared to 75.8% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $4,790,449, including $33,291 in cash. As of December 31, 2021, the Company had $1,924,756 in total assets, including $39,655 in cash.

- *Net Loss*. The Company has had net losses of $717,436 and net losses of $543,196 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $4,502,473 for the fiscal year ended December 31, 2022 and $1,515,519 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,931,642 in debt and $2,847,712 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Block Distilling Company, LLC cash in hand is $225,000, as of March 2024. Over the last three months, revenues have averaged $90,000/month, cost of goods sold has averaged $22,000/month, and operational expenses have averaged $110,000/month, for an average burn rate of $42,000 per month. Our intent is to be profitable in 12 months.

The Block completed a production expansion project in March of 2023 that increased potential volumes 6x the previous capacity putting the distillery in the 10 largest distilleries in the state of Colorado (over 100 total). The Block secured a loan from the Denver Economic Development Office.

The Block expects revenues to be over $750k total for the next 6 months generated by expansion into new markets outside Colorado and introduction of new products. The Block expects expenses to be approximately $750k as well putting the company at break even.

The Block is not profitable yet. Previous raises have alway been used for production expansion because the capacity was not large enough to fuel the growth the company needed. Now that the equipment is operable and the construction is complete The Block now has the volume needed to supple the demand. This raise will provide the capital needed to increase sales to achieve profitability. A minimum of $300k is required to achieve profitability in 2024.

The Block will also be accepting investment through a simultaneous Reg D raise under the same terms as the WeFunder raise. This will cover the short term burn required throughout the campaign and allow the company to begin implementing the market expansion.

All projections in the above narrative are forward looking and not guaranteed.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michelle Weaver, certify that:

(1) the financial statements of The Block Distilling Company, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of The Block Distilling Company, LLC included in this Form reflects accurately the information reported on the tax return for The Block Distilling Company, LLC filed for the most recently completed fiscal year.

Michelle Weaver
self employed

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://theblockdistillingco.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    Kameron Weaver
    Kraig Weaver
    Kraig Weaver
    Michelle Weaver

Appendix E: Supporting Documents

    Original_Operating__Agreement_with_Signatures_-_The_Block_Distilling_Company__LLC.pdf
    2020_Series_AAA_Term_Sheet_-_The_Block_Distilling_Company__LLC_KDW_V2__1_.pdf
    Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    The Block Distilling Subscription Agreement

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

Kameron Weaver

Kraig Weaver

Kraig Weaver

Michelle Weaver

Appendix E: Supporting Documents

Original_Operating__Agreement_with_Signatures_-
_The_Block_Distilling_Company__LLC.pdf
2020_Series_AAA_Term_Sheet_-
_The_Block_Distilling_Company__LLC_KDW_V2__1_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Block Distilling Company, LLC

By

Michelle Weaver

founder & organizer (The Bookie)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michelle Weaver

founder & organizer (The Bookie)
3/28/2024

Kraig Weaver

founder
3/28/2024

Kameron Weaver

founder and distiller
3/28/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.